BROOKMOUNT EXPLORATIONS, INC.

1465 Slater Road

Ferndale, Washington

98148

(Tel:  206.497.2138)

August 27, 2009

Division of Corporation Finance

Securities and Exchange Commission

100 F. Northeast Street

Washington, D.C.  20549

Attention:  Tracie Towner

Re:

Brookmount Explorations Inc.

Form 10-K for the Fiscal Year Ended November 30, 2008

Filed March 2, 2009

Response Letter Dated August 19, 2009

File No. 0-32181

We are writing in response to your letter dated August 25, 2009 with respect to the above referenced matter.

Form 10-Q/A1 for the Fiscal Quarter Ended February 28, 2009

Controls and Procedures

1.

We note you have amended your filing to include a report of management on your internal control over financial reporting according to Item 308T of Regulation S-K.  However, you must provide the disclosures required by Item 307 and Item 308T(b) of Regulation S-K when filing interim reports.  Please revise your interim reports for the fiscal quarters ended February 28, 2009 and May 31, 2009 to include the disclosures required by Item 307 of Regulation S-K

As requested, we have amended the disclosure under Item 4 to include only the information required by Item 307 and Item 308T(b).  We confirm that the Form 10-Q/A, Amendment No. 1 for the first quarter ended February 28, 2009 and the Form 10-Q/A Amendment No. 1 for the second quarter ended May 31, 2009 are being filed with the SEC via EDGAR in conjunction with this response letter.

If the staff has any further comments or question, please feel free to contact the undersigned at our offices or Donna Moroney at 604.696.4236.

Yours truly,

BROOKMOUNT EXPLORATIONS INC.

/s/ Peter Flueck

Peter Flueck,

Chief Executive Officer